Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202
December 19, 2025

VIA EDGAR TRANSMISSION

Mr. Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
Kensington Credit Opportunity ETF (S000097905)
Dear Mr. Be:
The purpose of this amended letter is to respond to the further comments you provided on December 18, 2025, following the comments you initially provided on December 11, 2025, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 632 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the Kensington Credit Opportunities ETF (the “Fund”) as a series of the Trust. PEA 632 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on September 26, 2025. The original version of this response letter dated December 12, 2025 was filed as correspondence within PEA No. 639 which was filed pursuant to Rule 485(b) under the Securities Act of 1933 with the SEC on December 12, 2025.
For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. We have included our responses we previously provided in response to your initial December 11, 2025 comments, as well as our responses to your additional December 18, 2025 comments. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.
The Trust’s responses to your comments provided on December 11, 2025 were as follows:
Prospectus
1.Staff Comment: The Staff notes that they could not find an 80% test for the Fund. Consider disclosing, in an appropriate location, whether the Fund has adopted an 80% policy pursuant to Rule 35d-1 regarding the Fund’s proposed name.
Response: The Trust responds by confirming it will update the Principal Investment Strategies section of the Prospectus as follows:

Principal Investment Strategies
The Fund invests, under normal circumstances, at least 80% of its assets (including the amount of borrowings for investment purposes) in (1) U.S. and non-U.S. fixed income securities; and (2) exchange-traded funds and derivatives instruments that provide long and short exposure to U.S. and non-U.S. fixed income securities.

2.Staff Comment: The Staff notes that on page 2 in the list of types of securities in which the Fund intends to invest, some of the classes of instruments, such as leveraged loans, senior loans, and bank loans, are oftentimes illiquid. Consider repeating in this section the disclosure contained in the Fund’s Statement of Additional Information that the Fund will limit illiquid investments to 15%.
Response: The Trust responds by confirming it will update the Principal Investment Strategies section of the Prospectus to include the following:
While the Fund has no present intention to do so, the Fund may be invested in securities that become illiquid investments, which may include securities that are not readily marketable and securities that are not registered under the Securities Act. The Fund may not acquire any illiquid investments if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments that are assets.
3.Staff Comment: Please provide the disclosure that will be included in the final Prospectus with regard to the prior past performance of the the comparable accounts managed by the Fund’s adviser.
Response: The Trust responds by the following disclosure to be included in Item 9 of the Prospectus:
Prior Performance of the Adviser’s Comparable Accounts

The tables below set forth data relating to the historical performance of the Adviser’s Credit Opportunities Strategy (the “Composite”), a composite consisting of a fully discretionary equity investment advisory account managed by the Adviser since August 31, 2022 (the “Composite Account”), which has substantially similar investment objectives, policies and strategies as the Fund. For comparison purposes, the Composite is measured against the Bloomberg U.S. Aggregate Bond Index.

The performance of the Composite does not represent the historical performance of the Fund and should not be considered indicative of the future performance of the Fund. The performance of the Composite is intended to illustrate the historical performance of the Adviser in managing an account that is substantially similar to the Fund. The Fund’s portfolio managers played a primary role in the management of the Composite Account during the entire period for which the Composite’s performance is shown. Results may differ because of, among other factors, differences in brokerage commissions, account expenses including the management fees, the size of positions taken in relation to account size, diversification of the portfolio, timing of purchases and sales, and availability of cash for new investment.

The Composite Account is not a registered investment company and, thus, has not been subject to the requirements of the 1940 Act or Subchapter M of the Internal Revenue Code, which, if imposed, could have affected Composite performance. If the Composite Account had been registered under the 1940 Act, its returns might have been lower.

The performance information for the Composite was calculated in compliance with the Global Investment Performance Standards (“GIPS®”) maintained by the CFA Institute, with net of fee returns derived by applying the 0.85% management fees of the Fund, and not actual deducted fees. This performance calculation method differs from the SEC performance standards applicable to registered investment companies, such as the Fund. Investors should be aware that the use of a methodology different from that used to calculate the performance of the Fund could result in differing performance data.

The investment results presented below are not those of the Fund and are not intended to predict or suggest returns that might be experienced by the Fund or an individual investor having an interest in the Fund. These total return figures represent past performance and do not indicate future results, which will vary, so that an investor’s shares, when redeemed, may be worth more or less than their original cost.

Total Returns for the Composite
For Calendar Years Ended December 31

	2025 (YTD as of 9/30/25)	2024	2023
Kensington Credit Opportunities Strategy (net of fees)	2.15%	6.91%	6.00%
Bloomberg U.S. Aggregate Bond Index[1] (reflects no deduction for fees, expenses or taxes)	6.13%	1.24%	5.53%

Highest Quarterly Return:	4.85%	Q3 2024

Lowest Quarterly Return:	-0.83%	Q2 2025

Average Annual Total Returns for the Composite (for periods ended 9/30/2025)*

	YTD (as of 9/30/25)	One Year	Three Years	Since Inception (8/31/22)
Kensington Credit Opportunities Strategy (net of fees)	2.15%	0.58%	5.31%	5.16%
Bloomberg U.S. Aggregate Bond Index[1] (reflects no deduction for fees, expenses or taxes)	2.03	2.88%	4.93%	3.30%
*Returns greater than one year are annualized.
1The Bloomberg US Aggregate Bond Index is an unmanaged index comprised of U.S. Investment grade fixed rate bond market securities, including government agency, corporate and mortgage-backed securities. Investors cannot invest directly in an index. It is also known as U.S. Aggregate Bond Index

The Trust’s responses to your additional comments provided on December 18, 2025, are as follows:

Prospectus: “Prior Performance of the Adviser’s Comparable Accounts”

4.Staff Comment: If applicable, please clarify that Composite performance proposed to be added includes the past performance of all of the comparable accounts represents all accounts managed by the Adviser with substantially similar investment objectives, policies, and strategies.

Response: The Trust responds by amending the first paragraph of the disclosure provided in response to Comment 3 as follows:

“The tables below set forth data relating to the historical performance of the Adviser’s Credit Opportunities Strategy (the “Composite”), a composite consisting of ~~a~~ all fully discretionary equity investment advisory accounts managed by the Adviser since August 31, 2022 ~~(the “Composite Account”),~~ which ~~has~~ have substantially similar investment objectives, policies and strategies as the Fund. The Composite currently consists of a single account (the “Composite Account”). For comparison purposes, the Composite is measured against the Bloomberg U.S. Aggregate Bond Index.”

5.Staff Comment: In the second paragraph of the proposed disclosure, if applicable, please revise the disclosure to state that the portfolio managers of the Fund were the portfolio managers of the Composite Account.

Response: The Trust responds by amending the second paragraph off the disclosure provided in response to Comment 3 as follows:

“The performance of the Composite does not represent the historical performance of the Fund and should not be considered indicative of the future performance of the Fund. The performance of the Composite is intended to illustrate the historical performance of the Adviser in managing an account that is substantially similar to the Fund. The Fund’s portfolio managers ~~played a primary role in~~ were also the ~~management~~ portfolio managers of the Composite Account during the entire period for which the Composite’s performance is shown. Results may differ because of, among other factors, differences in brokerage commissions, account expenses including the management fees, the size of positions taken in relation to account size, diversification of the portfolio, timing of purchases and sales, and availability of cash for new investment.”

6.Staff Comment: Please consider, in calculating net-of-fee Composite performance, including all items in the Fund’s fee table, including both the Fund’s management fee and Acquired Fund Fees and Expenses (“AFFE”).

Response: The Trust respectfully declines to deduct estimated AFFE in calculating net-of-fee returns for the Composite. Gross-of-fee Composite performance has been calculated using the actual returns of the Composite Account’s holdings in underlying mutual funds and ETFs (“Underlying Funds”). The returns of these Underlying Funds already include all actual fund fees and expenses, calculated in accordance with regulatory requirements. The Trust believes that further reducing Composite returns by estimated AFFE, in addition to the Fund’s management fee, would effectively double count the fees and expenses of Underlying Funds, and would potentially be misleading to Fund investors.

The Trust further notes that while Form N-1A requires AFFE disclosure in a Fund’s fee table, providing prospective investors with a better sense of the total future costs of investing, Form N-1A does not apply AFFE in calculating past performance, where actual costs have already been deducted. Additionally, the Trust has not found other examples of related performance where the Staff has required additional AFFE reductions in similar circumstances.

* * * * * * * *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact the undersigned at (341) 444-8827.
Sincerely,

MANAGED PORTFOLIO SERIES
By: /s/ Jason M. Venner
Jason M. Venner
Secretary of Managed Portfolio Series

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.